
MAIL PROCESSING SECTION
RECEIVED
JUN 3 0 2003
WASH. D.C.
105

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA RETIREMENT INCOME SAVINGS PLANS

- SALARIED EMPLOYEES
- HOURLY RATE PRODUCTION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office


03025833

CONAGRA FOODS, INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

REQUIRED INFORMATION

The Plan's combined financial statements are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

ConAgra Foods Employee Benefits Committee
ConAgra Foods, Inc.
Omaha, Nebraska

We have audited the accompanying combined statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2002 and 2001, and the related combined statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined net assets available for benefits of the Plans as of December 31, 2002 and 2001, and the combined changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 19, 2003

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

ASSETS	CRISP Salary	CRISP Hourly	Total
Plan Interest in Master Trust (Note 4)	$1,069,648,328	$161,480,164	$1,231,128,492
Net Assets Available for Benefits	$1,069,648,328	$161,480,164	$1,231,128,492

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

ASSETS	CRISP Salary	CRISP Hourly	Total
Plan Interest in Master Trust (Note 4)	$1,188,377,489	$169,276,976	$1,357,654,465
Receivables:			
Employer Contributions	1,770,685	109,658	1,880,343
Employee Contributions	15,945	-	15,945
Net Assets Available for Benefits	$1,190,164,119	$169,386,634	$1,359,550,753

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust (Note 4):			
Interest and Dividends	$ 41,223,070	$ 5,241,571	$ 46,464,641
Net Depreciation in Fair Value of Investments	(80,431,571)	(8,920,066)	(89,351,637)
	(39,208,501)	(3,678,495)	(42,886,996)
Contributions:			
Employee	68,005,479	19,224,380	87,229,859
Employer	23,119,352	10,031,720	33,151,072
	91,124,831	29,256,100	120,380,931
Total Additions	51,916,330	25,577,605	77,493,935
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	119,383,921	18,936,985	138,320,906
Trustee and Other Fees	2,128,017	319,048	2,447,065
Net Master Trust transfers	(1,036,390)	1,036,390	-
Total Deductions	120,475,548	20,292,423	140,767,971
Increase (Decrease) in Net Assets	(68,559,218)	5,285,182	(63,274,036)
Plan Mergers (Note 1)	7,364,811	10,209,862	17,574,673
Plan Transfers Out (Note 1)	(59,321,384)	(23,401,514)	(82,722,898)
Net Assets Available for Benefits, Beginning of year	1,190,164,119	169,386,634	1,359,550,753
End of year	$ 1,069,648,328	$ 161,480,164	$ 1,231,128,492

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust (Note 4):			
Interest and Dividends	$ 40,607,788	$ 6,134,742	$ 46,742,530
Net Depreciation in Fair Value of Investments	(141,796,339)	(13,841,031)	(155,637,370)
	(101,188,551)	(7,706,289)	(108,894,840)
Contributions:			
Employee	59,797,521	14,948,198	74,745,719
Employer	17,736,159	6,560,068	24,296,227
	77,533,680	21,508,266	99,041,946
Total	(23,654,871)	13,801,977	(9,852,894)
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	108,192,692	16,448,505	124,641,197
Trustee and Other Fees	2,257,883	307,544	2,565,427
Net Master Trust transfers	226,479	(226,479)	-
Total	110,677,054	16,529,570	127,206,624
Decrease in Net Assets	(134,331,925)	(2,727,593)	(137,059,518)
Plan Mergers (Note 1)	56,460,556	20,383,930	76,844,486
Net Assets Available for Benefits, Beginning of year	1,268,035,488	151,730,297	1,419,765,785
End of year	$ 1,190,164,119	$ 169,386,634	$ 1,359,550,753

The accompanying notes are an integral part of the combined financial statements.

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. Effective April 1, 1985, there are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and differ in their eligible employees, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly Agreements for more complete information.

Effective March 1, 2002, The Zoll's Foods Corporation Profit Sharing Plan and Trust merged into the Plans. Effective May 2, 2002, The Nestle USA C&S 401(k) Savings Plan merged into the Plans. Effective November 1, 2002, The Cook Family Foods 401(k) Plan merged into the Plans.

Effective March 1, 2001, The Basic Companies Profit Sharing and 401(k) Retirement Savings Plan and The Basic Companies 401(k) Retirement Savings Plan for Operational Employees merged into the Plans. Effective August 1, 2001, the International Home Foods 401(k) Savings Plan merged into the Plans.

Effective October 22, 2002, the Plan assets for the participants in the Swift & Company 401(K) Savings Plans for Union and Non-Union Employees were transferred out of the Plans as Swift & Company, Inc. was sold by the Plan sponsor.

Participants may direct their investment into one or more of the eleven investment options. The investment options available are:

- ***ConAgra Foods, Inc. Common Stock Fund A*** – Contributions to this fund are pooled and invested in ConAgra Foods, Inc. common stock at regular intervals. Dividends on stock held in the account are reinvested in ConAgra Foods, Inc. stock.

- ***ConAgra Foods, Inc. Common Stock Fund B*** – Contributions to this fund are also pooled and invested in ConAgra Foods, Inc. common stock. Participants have the option of reinvesting dividends in ConAgra Foods, Inc. stock or taking cash distributions.

- ***IDEX Fund*** – A mutual fund which invests in stocks of companies that, in the opinion of the fund's manager, are expected to grow at above-average rates.

- ***Vanguard Institutional Index Fund*** – A mutual fund which invests in the securities included in the Standard and Poor's 500 Index with the investment in each security generally proportionate to its relative market value among all securities included in such index.

- ***Fidelity Asset Manager*** – A mutual fund investing in a mixture of fixed income securities of the U.S. Government and its agencies as well as debt and equity securities of U.S. and foreign corporations.

- ***Vanguard International Growth Fund*** – A mutual fund which invests in the stocks of international companies that, in the opinion of the fund's manager, are expected to grow at above average rates.

- ***Vanguard Bond Index Fund*** – A mutual fund which invests in U.S. Government, U.S. Government Agency, and investment grade corporate fixed income securities, approximating those investments represented in the Lehman Brothers Aggregate Bond Index, with average maturities which will generally range from five to seven years.

- ***Shorter-Term Fixed Income Fund and Guaranteed Investment Contracts*** – The Shorter Term Fixed Income Fund is a fixed income fund managed by Fidelity Investments, investing in fixed income securities consisting primarily of investment contracts.

- ***American Century Large Cap Value Fund*** – A mutual fund which invests in the stocks of well established companies whose stock prices are believed to be under valued by the fund's manager.

- ***T Rowe Price Mid Cap Value Fund*** – A mutual fund investing in the stocks of mid-size companies believed to be under valued by the Fund's manager.

- ***Participant Loans*** – New participant loans are considered to be an investment alternative of the employee.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 16% and 1% to 21% of cash compensation may be made on a pre-tax basis and of 1% to 10% and 1% to 21% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Total contributions by a participant for any year may not exceed 16% and 21% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions for various plans. The various matches range from 20% to 75% and from 10% to 100% of employee's deferral on 4% to 8% and on 2% to 8% of employee's cash compensation depending upon the plan for CRISP Salary and CRISP Hourly, respectively. During fiscal year 2001, the Company achieved a return on equity (ROE) of greater than 20%. As a result, the matching contribution limitation was increased from 40% of 4% to 50% of 4% and 50% of 5% to 50% of 6% of the employee's cash compensation for specified plans. During 2001, Company contributions were invested in ConAgra Foods, Inc. Common Stock for specified plans. During 2002, the Plan sponsor eliminated the ROE contribution through a revision of the Plan document.

Except for certain CRISP Hourly participants, Company contributions and earnings thereon vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Company discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $319,316 and $175,804, respectively, and are recorded as either reduction to contributions receivable, if available, or as a liability to the Plan sponsor until settled. These accounts will be used to reduce future Company contributions. Also, in 2002 and 2001, Company contributions were reduced by approximately $2,061,000 and $1,652,000, respectively, from forfeited non-vested accounts.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general Plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the Plan after an employee meets minimum continuous service requirements, generally one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements and contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also specified by the various collective bargaining agreements.

Participant Loans and Withdrawals

Varying based on applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participant may borrow up to 50% of their vested account balance up to $50,000. The loans must be repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the Plans' document.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct the Trustee either to distribute the Plans' assets to the participants, or to continue the Trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The combined financial statements include the combined accounts of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at year end, at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Stable asset investments are stated at contract value which approximates fair value (Note 3). Participant loans are stated at cost which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plans utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications

Certain reclassifications have been made to the 2002 amounts to conform with the 2001 presentation.

3. STABLE ASSET INVESTMENTS

The Plans have entered into various benefit-responsive investment contracts issued by insurance companies and banks. These contracts are included in the financial statements at contract value which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract.

Crediting interest rates under certain of these contracts are variable and may be reset based upon the performance of the underlying assets. At December 31, 2002 and 2001, the crediting interest rate on these contracts ranged from 5.35% to 6.53% and 5.38% to 7.02%, respectively. The average yields on these contracts for the years ended December 31, 2002 and 2001 were approximately 5.46% and 5.91%, respectively. Under these contracts, penalties may be incurred for early withdrawal from the contracts by the plan sponsor, plan termination and various other employer initiated events. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

4. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at State Street Bank and Trust Company (the Trustee) and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the Master Trust), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of the plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2002 and 2001, are summarized as follows:

	2002	2001
Assets:		
Investments at Fair Value:		
Common stock	$ 485,371,521	$ 491,783,306
Mutual funds	510,166,757	642,977,648
Guaranteed investment contracts	205,449,004	186,164,676
Loans to participants	22,123,426	25,195,376
Invested cash	8,062,383	9,401,795
Collective trusts	-	2,619,833
Total Investments	1,231,173,091	1,358,142,634
Interest and Dividends Receivable	1,463,923	602,020
Total Assets	1,232,637,014	1,358,744,654
Liabilities:		
Other Liabilities	1,508,522	1,090,189
Total Liabilities	1,508,522	1,090,189
Net Assets Available in the Master Trust	$1,231,128,492	$1,357,654,465

The net investment income (loss) of the Master Trust for the years ended December 31, 2002 and 2001, is summarized as follows:

	2002	2001
Dividend and interest income	$ 46,464,641	$ 46,742,530
Net appreciation (depreciation) of investments:		
Common stock	25,809,799	(43,190,369)
Mutual funds	(115,161,436)	(112,447,001)
Net depreciation of investments	(89,351,637)	(155,637,370)
Net investment loss	$ (42,886,996)	$ (108,894,840)

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 87% and 88% for CRISP Salary and 13% and 12% for CRISP Hourly at December 31, 2002 and 2001, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment loss may not be allocated evenly among the plans participating in the Master Trust.

5. CONAGRA FOODS COMMON STOCK FUNDS INVESTMENT ACTIVITY

Information about the net assets and the significant components of the changes in net assets relating to the investments in the ConAgra Foods Common Stock Funds A and B is below. These assets relate to both participant directed investments and non-participant directed investments in the ConAgra Foods Common Stock Funds A and B.

	December 31, 2002		December 31, 2001	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets:				
Plan interest in Master Trust	$ 430,052,136	$ 57,358,431	$ 444,510,616	$ 51,641,234
Receivables:				
Employer contributions	-	-	1,770,685	109,658
Employee contributions	-	-	4,543	-
Plan mergers	-	-	-	-
Due from (to) Other Funds	-	-	(81,665)	(9,470)
	$ 430,052,136	$ 57,358,431	$ 446,204,179	$ 51,741,422

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets Available for Benefits, Beginning of Year	$ 446,204,179	$ 51,741,422	$ 480,319,503	$ 50,306,629
Changes in Net Assets:				
Interest and Dividends	12,795,342	1,589,457	16,883,829	1,844,474
Net Appreciation (Depreciation)	23,103,508	2,706,291	(39,451,645)	(3,738,724)
Employee Contributions	13,572,208	3,532,968	13,515,583	3,562,669
Employer Contributions	23,084,975	8,117,845	17,685,634	4,184,724
Distributions to Plans' Participants	(36,893,107)	(5,279,140)	(31,439,912)	(4,063,557)
Trustee and Other Fees	(797,361)	(95,647)	(764,337)	(64,499)
Transfers to Participant-Directed Investments	(26,427,181)	(1,157,345)	(11,136,317)	(617,649)
Plan Mergers and Plan Transfers Out	(24,590,427)	(3,797,420)	591,841	327,355
Net Assets Available for Benefits, End of Year	$ 430,052,136	$ 57,358,431	$ 446,204,179	$ 51,741,422

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, for both the CRISP Salary and Hourly Plans and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans' financial statements.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7. RELATED PARTY TRANSACTIONS

Master Trust investments include 19,407,098 and 20,689,243 shares ConAgra Foods, Inc. Common Stock with a fair value of $485,371,521 and $491,783,306 at December 31, 2002 and 2001, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plan's invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* ConAgra, Inc. - Common Stock	19,407,098 shares (cost $479,552,774)	$ 485,371,521
Mutual Funds:		
IDEX JCC Growth-T Fund	6,380,684 shares	104,196,574
Vanguard Institutional Index Fund	1,776,954 shares	142,955,987
Fidelity Asset Manager	7,397,495 shares	102,085,432
Vanguard Total Bond Market Index Fund	13,548,505 shares	140,633,482
Vanguard International Growth Fund	402,653 shares	15,566,547
American Century Cap Portfolios	469,526 shares	2,141,040
T. Rowe Price Mid Cap Value Fund	172,513 shares	2,587,695
		510,166,757
Guaranteed Investment Contracts:		
Aetna Life Insurance	Contract #14073, 6.53%, due 12/31/04	709,229
Americredit Automobile Receivable Trust 01-B A4	Asset Backed Security, 5.37%, 06/15/08	1,856,234
Americredit Automobile Receivable Trust 01-C A4	Asset Backed Security, 5.01%, 07/14/08	1,964,936
American Express 98-1	Asset Backed Security, 5.90%, 04/15/04	1,528,823
American Express 99-2	Asset Backed Security, 5.95%, 12/15/06	3,181,389
Arcadia 1999-A	Asset Backed Security, 6.12%, 12/15/06	1,917,557
Boston Edison 99-1	Asset Backed Security, 6.62%, 03/15/07	576,983
BMWOT 02-A	Asset Backed Security, 3.80%, 05/15/06	524,507
BOIT 02-A2	Asset Backed Security, 4.16%, 01/15/08	1,719,587
CARAT 02-3	Asset Backed Security, 3.05%, 09/15/05	484,716
CCIMT 1997-6 A	Asset Backed Security, 6.32%, 08/15/06	2,177,753
COAFT 02-A	Asset Backed Security, 4.03%, 08/15/06	839,236
COAFT 02-B	Asset Backed Security, 2.71%, 10/15/16	317,395
COAFT 02-C	Asset Backed Security, 2.65%, 04/15/07	311,627
COMET 02-B1	Asset Backed Security, 1.68%, 07/15/08	436,853
Capital One Master Trust 01-5	Asset Backed Security, 5.30%, 06/15/09	936,977
Capital One Master Trust 01-7A	Asset Backed Security, 3.85%, 08/15/07	1,032,073
Capital One Master Trust 02-4	Asset Backed Security, 4.90%, 03/15/10	383,018
CSXT Receivable 1998-1	Asset Backed Security, 6.00%, 07/26/04	2,042,000
Discover 98-6	Asset Backed Security, 5.85%, 01/17/06	2,626,280
First USA 1998-9	Asset Backed Security, 5.28%, 09/15/06	3,120,192
Ford Credit Auto Owner Trust 01-B	Asset Backed Security, 5.36%, 06/15/05	1,825,699
HAT 02-2 AA	Asset Backed Security, 2.85%, 03/15/07	605,165
HAT 02-3 A3A	Asset Backed Security, 2.75%, 06/15/07	257,619
Household Private Label Credit Corp. 01-2 A	Asset Backed Security, 4.95%, 06/15/08	1,522,086
Household Private Label Credit Corp. 02-1 A	Asset Backed Security, 5.50%, 01/15/11	537,082
JC Penney Trust E	Asset Backed Security, 5.50%, 06/15/07	3,304,558
MBNA 02-1A	Asset Backed Security, 4.95%, 06/15/09	2,050,632
MBNAM 99-G A	Asset Backed Security, 6.35%, 12/15/06	3,218,453
MetLife Capital Equipment 97-A	Asset Backed Security, 6.85%, 05/20/08	650,761
M&I Auto Loan Trust 01-1 A3	Asset Backed Security, 4.49%, 04/20/06	1,361,876
NAROT 02-C A3	Asset Backed Security, 2.60%, 08/15/06	537,092
ONYX 02-C A3	Asset Backed Security, 3.29%, 09/15/06	407,644
ONYX 02-D A3	Asset Backed Security, 2.47%, 12/15/06	523,212
Sears 00-1	Asset Backed Security, 7.25%, 11/15/07	1,884,678
SCAMT 00-2 A	Asset Backed Security, 6.75%, 09/15/09	310,905
SCAMT 98-2 A	Asset Backed Security, 5.25%, 10/15/08	2,848,417
Toyota 2000-A	Asset Backed Security, 7.21%, 04/15/07	1,577,504
Toyota 2000-B	Asset Backed Security, 6.76%, 08/15/04	53,519
TAROT 02-A A3	Asset Backed Security, 2.62%, 02/15/07	576,310
USAOT 02-1 A3	Asset Backed Security, 3.00% ,10/15/06	242,448

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
WESTO 02-2 A3	Asset Backed Security, 3.81%, 02/15/07	$ 1,496,367
WESTO 02-4 A3A	Asset Backed Security, 2.39%, 08/15/07	693,069
Wells Fargo Auto Trust 2001-A	Asset Backed Security, 4.68%, 02/15/05	315,890
COMM 99-1 A2	Collateralized Mortgage Backed Security, 6.46%, 05/15/32	1,129,090
Credit Suisse First Boston 01-CK3	Collateralized Mortgage Backed Security, 6.04%, 06/15/34	603,114
Creidt Suisse First Boston 01-CP4	Collateralized Mortgage Backed Security, 5.26%, 12/15/35	749,261
Credit Suisse First Boston 1999-C1	Collateralized Mortgage Backed Security, 7.29%, 09/15/41	1,709,454
DLJ Commercial Mortgage 98-CF1	Collateralized Mortgage Backed Security, 6.41%, 02/15/31	1,626,319
DLJ Commercial Mortgage 98-CG1 A1B	Collateralized Mortgage Backed Security, 6.41%, 06/15/31	269,736
DLJ Commercial Mortgage 99-CG2 A1B	Collateralized Mortgage Backed Security, 7.30%, 06/15/32	151,956
SLJCM 99-G3 A1A	Collateralized Mortgage Backed Security, 7.12%, 10/15/32	537,838
GE Capital Commercial Mortgage Corp. 2001-2	Collateralized Mortgage Backed Security, 6.23%, 08/11/33	1,547,994
GNR 02-37 C	Collateralized Mortgage Backed Security, 5.88%, 06/15/24	532,881
JP Morgan Chase Commercial Finance Corp. 99-C8 A1	Collateralized Mortgage Backed Security, 6.51%, 10/15/31	73,406
JP Morgan Chase Commercial Finance Corp. 99-C8	Collateralized Mortgage Backed Security, 7.33%, 07/15/31	2,455,219
Prudencial Securities Secured Finance Corp.	Collateralized Mortgage Backed Security, 7.62%, 05/15/32	961,473
LB Commercial Conduit Manufacturing Trust 99-C1	Collateralized Mortgage Backed Security, 6.78%, 06/15/31	1,658,964
LBUBS 01-C3 A1	Collateralized Mortgage Backed Security, 6.06%, 06/15/20	635,403
LBUBS 02-C4 A2	Collateralzied Mortgage Backed Security, 4.02%, 09/15/26	872,418
Morgan Stanley Capital 98-HF2	Collateralized Mortgage Backed Security, 6.48%, 11/15/30	174,855
Morgan Stanley Capital 98-WF1	Collateralized Mortgage Backed Security, 6.55%, 03/15/30	435,737
Morgan Stanley Capital 98-WF2	Collateralized Mortgage Backed Security, 6.54%, 07/15/30	249,637
Morgan Stanley Capital 99-CAM1	Collateralized Mortgage Backed Security, 6.76%, 03/15/32	2,518,680
Morgan Stanley Capital 99-WF1	Collateralized Mortgage Backed Security, 6.21%, 11/15/31	425,574
Morgan Stanley Dean Witter Capital 00-PRIN	Collateralized Mortgage Backed Security, 7.18%, 02/15/34	996,176
Morgan Stanley Dean Witter Capital 01-PPM	Collateralized Mortgage Backed Security, 6.40%, 02/15/31	1,496,024
Abbey National	Corporate Bond, 6.69%, 10/17/05	1,112,155
American General Finance	Corporate Bond, 4.50%, 11/15/07	361,870
Amerian General Finance Corp	Corporate Bond, 5.88%, 07/14/06	979,972
Bank America Corporation	Corporate Bond, 3.88%, 01/15/08	1,639,319
Bank One Corp.	Corporate Bond, 6.50%, 02/01/06	1,075,121
Atlantic Richfield Co.	Corporate Bond, 10.88%, 07/15/05	1,889,236
BRIT COLMB PROV	Corporate Bond, 7.25%, 02/08/05	344,869
BRITISH COL PROV	Corporate Bond, 5.00%, 06/25/09	748,190
Citigroup Inc.	Corporate Bond, 5.75%, 05/10/06	1,137,473
Citigroup Inc.	Corporate Bond, 6.75%, 12/01/05	2,514,600
Credie Suisse First Boston U	Corporate Bond, 5.88%, 08/01/06	460,092
EKSPORTFINANS	Corporate Bond, 5.75%, 06/06/06	452,839
General Electric Capital Company	Corporate Bond, 5.00%, 06/15/07	435,039
General Electric Capital Company	Corporate Bond, 5.35%, 03/30/06	1,769,433
International Bank for Recon. And Develop.	Corporate Bond, 5.00%, 03/28/06	1,912,604
JP Morgan Chase	Corporate Bond, 5.63%, 08/15/06	207,296
Merrill Lynch Series B	Corporate Bond, 6.15%, 01/26/06	831,285
Merrill Lynch	Corporate Bond, 6.13%, 05/16/06	344,874
Morgan Stanley Dean Witter	Corporate Bond, 7.75%, 06/15/05	721,855
Morgan Stanley Dean Witter	Corporate Bond, 6.10%, 04/15/06	303,116
Morgan Stanley Dean Witter	Corporate Bond, 5.80%, 04/01/07	687,026
New Brunswick Province Canada	Corporate Bond, 3.50%, 10/23/07	506,046
Northern Trust Company Bank	Corporate Bond, 6.65%, 11/09/04	1,636,594
Ontario Providence	Corporate Bond, 6.00%, 02/21/06	1,400,137
Pitney Bowes Incorporated	Corporate Bond, 5.88%, 05/01/06	667,765
Rio Tinto Finacne USA	Corporate Bond, 5.75%, 07/03/06	1,036,856
SW AIR PASS THRU	Corporate Bond, 5.50%, 11/01/06	724,570
Wells Fargo Bank N.A.	Corporate Bond, 7.80%, 06/15/10	2,089,574

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
FHLMC	Government Agency, 4.25%, 06/06/05	$ 481,387
FHLMC	Government Agency, 5.50%, 07/15/06	4,582,847
FHLMC	Government Agency, 5.75%, 03/15/09	1,490,927
FNMA	Government Agency, 5.00%, 01/15/07	19,787,814
FNMA	Government Agency, 5.25%, 08/14/06	495,753
Federal National Mortgage Association	Government Agency, 7.00%, 07/15/05	8,402,576
FHR 1490 PH	Mortgage Backed Security, 6.25%, 04/15/08	1,482,434
FHR 1519 G	Mortgage Backed Security, 6.75%, 05/15/08	2,179,906
FHR 1608 J	Mortgage Backed Security, 6.00%, 06/15/22	799,982
FHR 1650 H	Mortgage Backed Security, 6.25%, 10/15/22	3,169,740
FHR 1669 G	Mortgage Backed Security, 6.50%, 02/15/23	2,116,624
FHR 1676 G	Mortgage Backed Security, 6.00%, 04/15/20	106,767
FHR 1679 D	Mortgage Backed Security, 6.00%, 09/15/08	1,833,078
FHR 1680 PH	Mortgage Backed Security, 6.25%, 01/15/23	766,562
FHR 1684 G	Mortgage Backed Security, 6.50%, 03/15/23	897,708
FHR 1704 PG	Mortgage Backed Security, 6.25%, 04/15/08	59,890
FHR 2290	Mortgage Backed Security, 6.00%, 02/15/31	1,043,872
FHR 2313 C	Mortgage Backed Security, 6.00%, 05/15/31	774,319
FHR 2328 C	Mortgage Backed Security, 6.00%, 06/15/31	505,367
FHR 2333 VA	Mortgage Backed Security, 7.00%, 06/15/10	688,190
FHR 2355 AE	Mortgage Backed Security, 6.00%, 09/15/31	2,062,854
FHR 2365 C	Mortgage Backed Security, 6.00%, 09/15/31	2,080,998
FNMA 15 YR	Mortgage Backed Security, 5.50%, 01/15/18	5,666,578
FNMA 15 YR	Mortgage Backed Security, 6.50%, 01/15/18	10,540,625
FNMA 15 YR	Mortgage Backed Security, 6.50%, 01/15/18	(674,600)
FNMA 15 YR	Mortgage Backed Security, 6.50%, 06/15/17	678,838
FNR 02-18 PE	Mortgage Backed Security, 5.50%, 06/15/16	895,956
FNR 02-64 PC	Mortgage Backed Security, 5.50%, 12/15/26	710,180
FNR 92-48 HB	Mortgage Backed Security, 7.00%, 04/25/07	1,250,040
FNR 93-231 L	Mortgage Backed Security, 6.00%, 01/15/08	391,018
FNR 94-27 PH	Mortgage Backed Security, 6.50%, 09/15/22	3,656,652
FNR 94-48 E	Mortgage Backed Security, 6.00%, 11/15/08	3,204,125
FNR 94-50 PH	Mortgage Backed Security, 5.50%, 01/25/23	754,838
FNR 99-59 VA	Mortgage Backed Security, 7.00%, 07/15/08	2,194,952
FRN G93-38 PC	Mortgage Backed Security, 6.00%, 07/25/21	1,789,989
United States Treasury Note	Treasury Note, 5.63%, 05/15/08	12,731,451
United States Treasury Note	Treasury Note, 6.50%, 02/15/10	3,341,206
United States Treasury Note	Treasury Note, 6.75%, 05/15/05	9,382,451
* State Street Bank and Trust Company	Short-term Investment Fund	(233,523)
Caisse Des Depots Et Cons - Global Wrapper	Contract #1051-03, 5.35%	(2,986,252)
Monumental Life Insurance - Global Wrapper	Contract #00123TR, 5.43%	(2,981,463)
UBS AG - Global Wrapper	Contract #3031, 5.35%	(2,981,425)
Westdeutsche Landesbank - Global Wrapper	Contract #WLB6168, 5.35%	(2,981,593)
		205,449,004
* Loans to Participants	Various loans: 5.25% to 10.50% due up to 120 months from the date of loan	22,123,426
Invested Cash:		
* State Street Bank and Trust Company	Short-Term Investment Fund	8,062,383
		$1,231,173,091

* Represents a Party-In-Interest

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved Description of Security	Description of Asset, Interest Rate and Maturity in Case of Loan	Purchase Price	Selling Price	Expenses Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction date	Net Gain or (Loss)
Series in Same Security:							
* ConAgra Foods, Inc.	ConAgra Foods, Inc. Common Stock	$218,508,275	$253,877,233	$ -	$494,211,454	$472,385,508	$21,825,946

* Represents a Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Foods Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS

Date 6/27/03

By 
ConAgra Foods Employee Benefits Committee

Exhibit I

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113 and 333-17573 of ConAgra Foods, Inc. on Form S-8 of our report dated June 19, 2003 appearing in this Annual Report on Form 11-K of the ConAgra Foods Retirement Income Savings Plans for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of ConAgra Foods Income Savings Plans ("Plans") for the period ending December 31, 2002 ("Report"), I, Anthony Sanders, member of the ConAgra Foods Employee Benefits Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plans.

Date: June 27, 2003



Anthony Sanders
Member, ConAgra Foods Employee Benefits Committee, Plans Administrator

A signed original of this written statement required by Section 906 has been provided to the Plans and will be retained by the Plans and furnished to the Securities and Exchange Commission or its staff upon request.